SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company)
BRIGHAM EXPLORATION COMPANY
(Names of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Class of Securities)
Kari A. Potts
General Counsel and Corporate Secretary
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730
(512) 427-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
With copies to:
Joe Dannenmaier
Amy Curtis
Kenn Webb
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011 and November 4, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and Parent with the SEC on October 28, 2011. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements
     Item 3 of the Schedule 14D-9 is hereby amended by inserting the following two paragraphs as the last two paragraphs under the heading “Agreements between Parent and Purchaser and the Company’s Executive Officers and Directors”:
     “Understanding Regarding Name Usage
     On November 3, 2011, the Company, the Company’s wholly owned subsidiaries, Statoil USA Properties Inc., a wholly owned subsidiary of Parent and the direct parent of Purchaser, and Bud Brigham entered into an Understanding Regarding Name Usage, effective as of the Effective Time (the “Name Usage Agreement”), relating to the use of the corporate names of the Company and each of its wholly owned subsidiaries. Pursuant to the Name Usage Agreement, each of the Company and its wholly owned subsidiaries will be permitted to continue to use the name “Brigham” in their respective corporate names for a reasonable period of time, not to exceed eighteen months, following the Effective Time. During such period, Bud Brigham will be prohibited from using certain names containing the name “Brigham” without Parent’s consent.
     The foregoing description of the Name Usage Agreement does not purport to be complete and is qualified in its entirety by reference to the Name Usage Agreement, which has been filed with the SEC as Exhibit (e)(11) to this Schedule 14D-9.”

Item 8.	Additional Information
      Item 8 of the Schedule 14D-9 is hereby amended by revising the second paragraph under the heading “Antitrust Laws” to read in its entirety as follows:
     “Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on October 28, 2011 and October 31, 2011, respectively. The initial waiting period was scheduled to expire at 11:59 p.m. New York City time, on November 14, 2011. On November 7, 2011, the FTC notified the Company that early termination of the HSR Act waiting period had been granted with respect to the Offer. Accordingly, the condition to the Offer relating to the expiration of the applicable waiting period under the HSR Act has been satisfied. The closing of the Offer remains subject to the other conditions as disclosed in “Section 15-Conditions to the Offer” contained in the Offer to Purchase.”
      Item 8 of the Schedule 14D-9 is hereby amended by inserting the following two paragraphs as the last two paragraphs under the heading “Litigation”:
      “On November 7, 2011, a putative class action was filed in District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Ohler v. Brigham Exploration Company et al., Case No. D-1-GN-11-003418 (the “Ohler Complaint”). The Ohler Complaint names as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. The Ohler Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser and that both Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The Ohler Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission of any of the terms of the Merger Agreement already implemented and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.
      The Company believes the Ohler Complaint is without merit and that it has a valid defense to all claims raised by plaintiffs in the Ohler Complaint. The Company intends to defend itself vigorously against this action.”

Item 9.	Exhibits
     Item 9 of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(G)	Press Release issued by the Company dated October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

(a)(1)(H)	Investor Presentation of Parent (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Purchaser with the SEC on October 17, 2011)

(a)(1)(I)	Transcript of Investor Briefing Teleconference of Parent (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(J)	English Translation of Norwegian Investor Briefing Teleconference Transcript of Parent (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(K)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to the Schedule 14D-9)*

(a)(1)(L)	Press Release issued by Parent dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

Exhibit No.	Document
(a)(1)(M)	Press Release issued by Parent dated October 17, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(N)	Form of letter from Parent to the Company’s employees, dated October 20, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 20, 2011)

(a)(1)(O)	Investor Presentation of Parent by Chief Executive Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(P)	Investor Presentation of Parent by Chief Executive Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(Q)	Transcript of Analyst Teleconference of Parent held on October 27, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(R)	English Translation of Transcript of Press Conference of Parent held by Chief Executive Officer on October 27, 2011 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(S)	Notice to Participants in Brigham, Inc. 401(K) Plan **

(a)(2)(A)	Letter, dated October 28, 2011, to the Company’s stockholders*

(a)(2)(B)	Opinion of Jefferies & Company, Inc., dated October 16, 2011 (included as Annex B to the Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(2)	Confidentiality Agreement, dated as of December 29, 2010, between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(3)	Tender and Voting Agreement, dated as of October 17, 2011, by and among Parent, Purchaser and the directors and executive officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(4)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Ben M. Brigham*

(e)(5)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and David T. Brigham*

(e)(6)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Eugene B. Shepherd, Jr.*

Exhibit No.	Document
(e)(7)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*

(e)(8)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*

(e)(9)	Letter Agreement amending Agreement and Plan of Merger, dated October 27, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(7) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(10)	Non-Solicitation Agreement, dated June 17, 2011, by and among Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(11)	Understanding Regarding Name Usage, dated November 3, 2011, by and among the Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

(g)(1)	Transcript of oral presentations by certain executive officers to the Company’s employees, on October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

*	Previously filed with the Schedule 14D-9

**	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BRIGHAM EXPLORATION COMPANY
Date: November 7, 2011	By:	/s/ Eugene B. Shepherd, Jr.
		Name:	Eugene B. Shepherd, Jr.
		Title:	Chief Financial Officer and Executive Vice President